UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

 980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 24 July 2019, London UK - LSE

GlaxoSmithKline plc appoints Jonathan Symonds as Non-Executive Chairman of the Board of Directors

GIaxoSmithKline plc (GSK) today announced that Jonathan Symonds will succeed Sir Philip Hampton as Non-Executive Chairman of the GSK Board with effect from 1st September 2019.

Jonathan is currently Deputy Group Chairman of HSBC Holdings plc and has been an independent non-executive Director of HSBC since April 2014. He is a former Chief Financial Officer of Novartis AG and AstraZeneca plc, and has been a non-executive Director of Diageo plc and QinetiQ plc. He is currently non-executive Chairman of Proteus Digital Health Inc, a non-executive director of Rubius Therapeutics Inc and Chairman of Genomics England Limited.

The appointment was approved by the Board and follows a thorough succession process undertaken by the Nominations Committee, led by Vindi Banga, the company's Senior Independent Director (SID), in which all the Non-Executive Directors participated.

Vindi Banga said: "Jon has exceptional experience in life sciences, and in the financial management and governance of major, global companies. Throughout his career he has demonstrated a passion for science, and is known for his integrity and professionalism. We are delighted that Jon will lead the Board through this next phase for GSK, and we look forward to him joining in September."

Jonathan Symonds said: "I am delighted to be joining GSK, at what is a really important time for the company as it seeks to create value from its new R&D approach, and to create two, new world-leading companies, one focussed on Pharmaceuticals and Vaccines, the other on Consumer Healthcare."

Victoria Whyte
Company Secretary

24 July 2019

Notes

1.   The appointment of Jonathan Symonds was made by the Board on the recommendation of the Nominations Committee which was chaired by Vindi Banga, GSK's Senior Independent Non-Executive Director. The Committee comprises: Vindi Banga, Judy Lewent, Lynn Elsenhans, and Urs Rohner and is chaired by Philip Hampton. However, in accordance with good governance Philip Hampton did not participate in this process. Other Non-Executive Directors, who are not members of the Committee also participated in the succession process.

2.   The Board determined that Jonathan Symonds is an independent Non-Executive Director on appointment in accordance with the UK Corporate Governance Code.

3.   The Remuneration Committee agreed Jonathan Symonds fees. He will receive total fees of £700,000 per annum comprising £525,000 in cash together with GSK Ordinary Shares to the value of £175,000.

4.   In addition to being Chairman, Jonathan Symonds will also Chair the company's Nominations Committee.

5.   Jonathan Symonds does not have a service contract.  He has a letter of appointment which may be viewed by contacting the Company Secretary at the Company's registered office.

6.   Once he becomes Chairman, he will be based at GSK's registered office at 980 Great West Road, Brentford, Middlesex, TW8 9GS.

7.   HSBC Holdings plc has announced that Jonathan Symonds will retire as Non-Executive Director on 18thFebruary 2020.

8.   There are no additional details to disclose under the Listing Rule of 9.6.13R in respect of the appointment of Jonathan Symonds.

9.   Sir Philip Hampton will retire from the Board on 31st August 2019.

10.  From 1st September 2019 the Board of GSK will comprise:

Jonathan Symonds	Non-Executive Chairman
Ms Emma Walmsley	Chief Executive Officer
Mr Iain Mackay	Chief Financial Officer
Dr Hal Barron	Chief Scientific Officer and President, R&D
Mr Vindi Banga	Senior Independent Non-Executive Director
Dr Vivienne Cox	Independent Non-Executive Director
Ms Lynn Elsenhans	Independent Non-Executive Director
Dr Jesse Goodman	Independent Non-Executive Director
Dr Laurie Glimcher	Independent Non-Executive Director
Ms Judy Lewent	Independent Non-Executive Director
Mr Urs Rohner	Independent Non-Executive Director

About GSK

GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Mary Hinks-Edwards	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese	+1 (804) 217-8147	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 208 047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2018.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 24, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc